Exhibit 99.15

CONSENT

February 13, 2023

TO:	Ontario Securities Commission, as Principal Regulator

AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and Labrador (collectively, the “Canadian Securities Commissions”)

Dear Sirs and Mesdames:

Re:	Filing of Technical Report by Kinross Gold Corporation

Reference is made to the technical report, dated February 13, 2023, entitled “Great Bear Gold Project, Ontario, Canada – Voluntary National Instrument 43-101 Technical Report”, which the undersigned prepared for Kinross Gold Corporation (the “Technical Report”).

Pursuant to Section 8.3 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, the undersigned hereby consents to the public filing of the Technical Report by Kinross Gold Corporation with the Canadian Securities Commissions.

Yours very truly,

signed “Agung Prawasono”
Agung Prawasono